Publication: South China Morning Post
Page: Classified 2
Date: 26 January 2007
Where Published: Hong Kong

FPC Exemption (82-836)

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock Code: 00142)

MATERIAL DILUTION OF INTEREST IN A MAJOR SUBSIDIARY RESULTING FROM THE PROPOSED SEPARATE LISTING OF A SUBSIDIARY OF PT INDOFOOD SUKSES MAKMUR TBK ON THE MAINBOARD OF THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED BY MEANS OF REVERSE TAKEOVER OF, AND PLACEMENT OF SHARES IN, INDOFOOD AGRI RESOURCES LTD. (FORMERLY KNOWN AS CITYAXIS HOLDINGS LIMITED)

DISCLOSEABLE TRANSACTION

DISTRIBUTION IN SPECIE

The Company is pleased to announce that completion of the Injection took place on 23 January 2007. In connection with the completion of the Injection, CityAxis Holdings Limited has changed its name to "Indofood Agri Resources Ltd.". Accordingly, the defined terms used in the Company's Circular dated 22 December 2006 are used in this announcement as if references in the defined terms to "CityAxis Holdings Limited" and "CityAxis" were construed as references to "Indofood Agri Resources Ltd." and "IndoAgri", respectively.

On 25 January 2007, IndoAgri lodged its Offer Information Statement relating to the Placement with the Monetary Authority of Singapore. The Placement is expected to be completed in mid February 2007.

The Company wishes to notify Shareholders of the expected record date for determining entitlements to the distribution in specie to be made in order to satisfy the assured entitlement requirement of PN15, as contemplated by the Circular, and to announce the expected timetable in relation to effecting the distribution in specie.

The Circular contemplated a placement of up to 435 million new IndoAgri Consolidated Shares (representing approximately 30% of the enlarged issued share capital of IndoAgri after the Placement) at a Placement Price of not less than S$0.75, raising gross proceeds of approximately S$326.3 million (equivalent to approximately US$209.1 million). On that basis, the distribution in specie, representing 1.5% of the total maximum number of Placement Shares, was up to a maximum of 6,525,000 Placement Shares, having a value on the same basis of approximately S$4.89 million (equivalent to approximately US$3.14 million).

As a result of improved market conditions, the prospective Placement Price range has been increased and, accordingly, the proposed size of the Placement has been reduced, thereby reducing the dilution of First Pacific's (and its shareholders') indirect interest in IndoAgri and resulting in a higher implied valuation of IndoAgri. The indicative offer statistics contained in IndoAgri's Offer Information Statement lodged with the Monetary Authority of Singapore are a placement of between 141 million and 338 million new IndoAgri Consolidated Shares, representing approximately 12.2% and 25% of the enlarged issued share capital of IndoAgri after the Placement, at an expected Placement Price of between S$0.9 and S$1.25.

A Placement of the maximum estimated offer size of 338 million IndoAgri Consolidated Shares at a price of S$1.25 would raise gross proceeds of approximately S$422.5 million (equivalent to approximately US$270.83 million). In this scenario, the distribution in specie of 1.5% of the total number of Placement Shares would relate to 5,070,000 IndoAgri Consolidated Shares and have an aggregate value of approximately S$6.3 million (equivalent to approximately US$4 million), which exceeds the aggregate value contemplated by the Circular. A Placement of the minimum estimated offer size of 141 million IndoAgri Consolidated Shares at the low end of the estimated price range of S$0.90 per share would raise gross proceeds of approximately S$126.9 million (equivalent to approximately US$81.3 million). In this scenario, the distribution in specie of 1.5% of the total number of Placement Shares would relate to 2,115,000 IndoAgri Consolidated Shares and have an aggregate value of approximately S$1.9 million (equivalent to approximately US$1.22 million), which would be less than the aggregate value of the distribution in specie contemplated by the Circular.

If the Placement is priced at the lower end of the price range and the aggregate value (determined by reference to the Placement Price) of the distribution in specie of 1.5% of the Placement Shares would be materially less than the S$4.89 million (equivalent to approximately US$3.14 million) contemplated by the Circular, First Pacific would make cash available for the distribution in specie so that Shareholders would receive a distribution in specie with an aggregate value (determined by reference to the Placement Price) which is not materially different from the amount of S$4.89 million (equivalent to approximately US$3.14 million) contemplated by the Circular.

The final number of IndoAgri Consolidated Shares to be distributed under the distribution in specie and the number of IndoAgri Consolidated Shares to be distributed per board lot of Shares held by the Shareholders will not be known until the signing of the Placement agreement, which is expected to occur around 7 February 2007. A further announcement of the number of Placement Shares to be subscribed by the Company under the Placement agreement, the distribution ratio of the IndoAgri Consolidated Shares under the distribution in specie and the cash entitlements of Shareholders under the distribution in specie will be made following the signing of the Placement agreement.

Shareholders should note that the distribution in specie is conditional upon completion of the Placement and will only occur if the Placement is completed.

Reference is made to the announcement of the Company dated 21 December 2006 and the circular of the Company dated 22 December 2006 (the "Circular"). In connection with the completion of the Injection, CityAxis Holdings Limited has changed its name to "Indofood Agri Resources Ltd." Unless the context otherwise requires, capitalized terms and expressions which are used in this announcement but are not defined herein shall have the meanings given to them in the Circular, except that references in the definitions in the Circular to "CityAxis Holdings Limited" and "CityAxis" shall be construed as if they were references to "Indofood Agri Resources Ltd." and "IndoAgri", respectively.

COMPLETION OF THE INJECTION AND EXPECTED COMPLETION OF THE PLACEMENT

The Company is pleased to announce that completion of the Injection took place on Tuesday, 23 January 2007.

On 25 January 2007, IndoAgri lodged its Offer Information Statement relating to the Placement with the Monetary Authority of Singapore. The Placement is expected to be completed in mid February 2007.

DISTRIBUTION IN SPECIE IN ORDER TO SATISFY THE ASSURED ENTITLEMENT REQUIREMENT UNDER PRACTICE NOTE 15 OF
THE LISTING RULES

The Company wishes to notify Shareholders of the expected record date for determining entitlements to the distribution in specie to be made in order to satisfy the assured entitlement requirement of PN15, as contemplated by the Circular, and to announce the expected timetable in relation to effecting the distribution *in specie*.

The Circular contemplated a placement of up to 435 million new IndoAgri Consolidated Shares (representing approximately 30% of the enlarged issued share capital of IndoAgri after the Placement) at a Placement Price of not less than S$0.75, raising gross proceeds of approximately S$326.3 million (equivalent to approximately US$209.1 million). On that basis, the distribution in specie, representing 1.5% of the total maximum number of Placement Shares, was up to a maximum of 6,525,000 Placement Shares, having a value on the same basis of approximately S$4.89 million (equivalent to approximately US$3.14 million).

As a result of improved market conditions, the prospective Placement Price range has been increased and, accordingly, the proposed size of the Placement has been reduced, thereby reducing the dilution of First Pacific's (and its shareholders') indirect interest in IndoAgri and resulting in a higher implied valuation of IndoAgri. The indicative offer statistics contained in IndoAgri's Offer Information Statement lodged with the Monetary Authority of Singapore are a placement of between 141 million and 338 million new IndoAgri Consolidated Shares, representing approximately 12.2% and 25% of the enlarged issued share capital of IndoAgri after the Placement, at an expected Placement Price of between S$0.9 and S$1.25.

A Placement of the maximum estimated offer size of 338 million IndoAgri Consolidated Shares at a price of S$1.25 would raise gross proceeds of approximately S$422.5 million (equivalent to approximately US$270.83 million). In this scenario, the distribution in specie of 1.5% of the total number of Placement Shares would relate to 5,070,000 IndoAgri Consolidated Shares and have an aggregate value of approximately S$6.3 million (equivalent to approximately US$4 million), which exceeds the aggregate value contemplated by the Circular. A Placement of the minimum estimated offer size of 141 million IndoAgri Consolidated Shares at the low end of the estimated price range of S$0.90 per share would raise gross proceeds of approximately S$126.9 million (equivalent to approximately US$81.3 million). In this scenario, the distribution in specie of 1.5% of the total number of Placement Shares would relate to 2,115,000 IndoAgri Consolidated Shares and have an aggregate value of approximately S$1.9 million (equivalent to approximately US$1.22 million), which would be less than the aggregate value of the distribution in specie contemplated by the Circular.

If the Placement is priced at the lower end of price range and the aggregate value (determined by reference to the Placement Price) of the distribution in specie of 1.5% *of the Placement Shares* would be materially less than the S$4.89 million (equivalent to approximately US$3.14 million) contemplated by the Circular, First Pacific would make cash available for the distribution *in specie so that* Shareholders would receive a distribution in specie with an aggregate value (determined by reference to the Placement Price) which is not materially different from the amount of S$4.89 *million (equivalent to* approximately US$3.14 million) contemplated by the Circular.

The final number of IndoAgri Consolidated Shares to be distributed under the distribution in specie and the number of IndoAgri Consolidated Shares to be distributed per board lot of Shares held by the Shareholders will not be known until the signing of the Placement agreement, which is expected to occur around 7 February 2007. A further announcement of the number of Placement Shares to be subscribed by the Company under the Placement agreement, the distribution ratio of the IndoAgri Consolidated Shares under the distribution in specie and the cash entitlements of Shareholders under the distribution in specie will be made following the signing of the Placement agreement.

FIXING OF RECORD DATE AND CLOSURE OF REGISTER OF MEMBERS

The record date for the distribution in specie will be 4:00 p.m. on Friday, 9 February 2007.

For the purpose of determining the entitlements of Shareholders to the distribution in specie, the register of members of the Company will be closed on Friday, 9 February 2007 and will re-open on Monday, 12 February 2007. During such period, no transfers of Shares will be effected.

In order to qualify for the distribution in specie on the record date, all transfers of Shares accompanied by the relevant share certificates must be lodged with Computershare Hong Kong Investor Services Ltd., the Company's share registrar, at 1712–1716, 17/F., Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not later than 4:00 p.m. on Thursday, 8 February 2007.

The last day for dealings in the Shares cum-entitlement to the distribution in specie is expected to be Tuesday, 6 February 2007 and the first day of dealing in the Shares ex-entitlement to the distribution in specie is expected to be Wednesday, 7 February 2007.

DESPATCH OF CIRCULAR TOGETHER WITH FORMS OF ELECTION

A circular containing the terms and conditions of the distribution in specie and advising Shareholders of the procedures for qualifying for the distribution in specie will be despatched to Shareholders on or before Wednesday, 14 February 2007. That further circular will enclose a form of election to be completed and signed by Shareholders to certify that they are Qualifying Shareholders in respect of the distribution in specie and enabling Qualifying Shareholders to receive a cash payment in lieu of all the IndoAgri Consolidated Shares to which a Qualifying Shareholder would otherwise be entitled under the distribution in specie.

EXPECTED TIMETABLE

The expected timetable for the distribution in specie is set out below:

Latest day for dealing in the Shares cum-entitlement to the distribution in specie	Tuesday, 6 February 2007
First day of dealing in the Shares ex-entitlement to the distribution in specie	Wednesday, 7 February 2007
Expected date of signing Placement agreement	around Wednesday, 7 February 2007
Latest time for lodging transfers of Shares cum-entitlement to the distribution in specie	4:00 p.m. on Thursday, 8 February 2007
Announcement of the number of Placement Shares agreed to be subscribed by the Company under the Placement and the distribution ratio of those Placement Shares (or cash entitlements in relation to Shareholders receiving cash) under the distribution in specie	around Thursday, 8 February 2007
Register of members closes on	Friday, 9 February 2007
Record Date for determining entitlements to the distribution in specie	4:00 p.m. on Friday, 9 February 2007
Register of members re-opens on	Monday, 12 February 2007
Despatch of circular and Form of Election	Wednesday, 14 February 2007
Completion of Placement	mid February 2007
Latest time for lodging the Form of Election	4:00 p.m. on Wednesday, 7 March 2007
Despatch of documents of entitlement to the IndoAgri Consolidated Shares to be distributed to Shareholders under the distribution in specie (or cheques in relation to the Shareholders receiving cash)	Wednesday, 28 March 2007

All times refer to Hong Kong local time.

Please note that the timetable is subject to change depending on prevailing market conditions. If there are material changes to the above timetable, the Company will publish an announcement to inform the Shareholders.

Shareholders should note that the distribution in specie is conditional upon completion of the Placement and will only occur if the Placement is completed.

By order of the board of
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 25 January 2007

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*	Tedy Djuhar
Manuel V. Pangilinan, *Managing Director and CEO*	Sutanto Djuhar
Edward A. Tortorici	Ibrahim Risjad
Robert C. Nicholson	Benny S. Santoso
Ambassador Albert F. del Rosario	Graham L. Pickles*
Professor Edward K.Y. Chen*, *GBS, CBE, JP*	David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

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